UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Share capital after scrip	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated December 17, 2021, it is informed that the share capital of Telefónica, S.A., resulting from the share capital increase which was recorded at the Madrid Commercial registry on December 23, 2021, has been set at 5,779,048,020 euros, divided into 5,779,048,020 ordinary shares, with a nominal value of 1 euro each, which grant a total of 5,779,048,020 voting rights (one per share).
In accordance to the planned schedule, the new 140,994,513 shares issued in such share capital increase were admitted to listing on December 23, 2021 on the four Spanish stock exchanges and are tradeable on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español), so ordinary trading of the new shares in Spain started today, on December 27, 2021. Additionally, listing applications have been made for the new shares on the other foreign stock exchanges where Telefónica, S.A. is listed.

Madrid, December 27, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 27, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors